Exhibit 99.1

Resin Systems Raises $3.8 Million From the Exercise of Common Share Purchase Warrants

          EDMONTON, Alberta, Aug. 18 /PRNewswire-FirstCall/ -- Resin Systems Inc. (TSX Venture: RS / OTC Bulletin Board: RSSYF), a composite material products technology company (“RS”), announced today that it has issued 2,290,964 common shares of RS pursuant to the exercise of common share purchase warrants of RS at an exercise price of $1.65 per share for total gross proceeds of $3,780,091. The common share purchase warrants of RS were originally issued pursuant to a private placement of units of RS completed on February 14, 2005.

          About RS

          RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s patented polyurethane Version(TM) resin system. RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company’s engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard(TM) modular composite utility pole. RS has begun the commercialization of its RStandard(TM) pole for sale to power utility companies both domestically and internationally. For the latest on the company’s developments, click on ‘Latest News’ on http://www.grouprsi.com.

          ”Version” and “RStandard” are trademarks of Resin Systems Inc.

           This news release contains forward-looking statements. The forward- looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS’s control. Many of these risks and uncertainties are described in RS’s revised annual information form dated June 29, 2005, RS management’s discussion and analysis and other documents RS files with the Canadian securities authorities.

          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

          This release is available on the KCSA Public Relations Worldwide Web site at http://www.kcsa.com.

          For more information please contact:

Greg Pendura	Jennifer Handshew / Yin Chang
President and Chief Executive Officer	KCSA Worldwide
Resin Systems Inc.	Public Relations
Ph: (780) 482-1953	Ph: (212) 896-1272 /
Fax: (780) 452-8755	(212) 896-1228
Email: gregp@grouprsi.com	Email: jhandshew@kcsa.com /
http://www.grouprsi.com	ychang@kcsa.com
http://www.kcsa.com

SOURCE  Resin Systems Inc.
          -0-                              08/18/2005
          /CONTACT:  Greg Pendura, President and Chief Executive Officer, Resin
Systems Inc., +1-780-482-1953, Fax: +1-780-452-8755, gregp@grouprsi.com;
Jennifer Handshew, +1-212-896-1272, jhandshew@kcsa.com, or Yin Chang,
+1-212)-896-1228, ychang@kcsa.com, both of KCSA Worldwide for Resin Systems
Inc./
          /Web site:  http://www.grouprsi.com /